UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.                               )*

National CineMedia, Inc.

(Name of Issuer)

Common Stock par value $0.01 per share

(Title of Class of Securities)

635309107

(CUSIP Number)

April 13, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107	Page 2 of 6

	1.	Names of Reporting Persons. AMC Entertainment Holdings, Inc.* *Parent of American Multi-Cinema, Inc.
	2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,954,646 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,954,646 (1)
	9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,954,646 (1)
	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
	11.	Percent of Class Represented by Amount in Row (9) 6.8%*
	12.	Type of Reporting Person CO
(1)

Represents shares of the Issuer’s Common Stock held by American Multi-Cinema, Inc. (“AMC”), a wholly-owned subsidiary of AMC Entertainment Holdings, Inc. AMC may choose to redeem all the Units of National CineMedia, LLC (“NCM LLC”) it owns and the Issuer may elect to issue shares of its Common Stock, convertible by a 1:1 ratio, to AMC in exchange for all of the Units owned by AMC in lieu of a cash payment.

* Based on 81,754,381 shares of Issuer’s outstanding Common Stock as reported in Issuer’s Quarterly Report on Form 10-Q, filed on May 9, 2022, for quarterly period ended March 31, 2022

CUSIP No. 635309107	Page 3 of 6

	1.	Names of Reporting Persons. American Multi-Cinema, Inc.* *Wholly-owned subsidiary of AMC Entertainment Holdings, Inc. holding all shares and power represented in lines 5-11 below.
	2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Citizenship or Place of Organization Missouri
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,954,646 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,954,646 (1)
	9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,954,646 (1)
	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
	11.	Percent of Class Represented by Amount in Row (9) 6.8%*
	12.	Type of Reporting Person CO
(1)

Represents shares of the Issuer’s Common Stock held by American Multi-Cinema, Inc. (“AMC”), a wholly-owned subsidiary of AMC Entertainment Holdings, Inc. AMC may choose to redeem all the Units of National CineMedia, LLC (“NCM LLC”) it owns and the Issuer may elect to issue shares of its Common Stock, convertible by a 1:1 ratio, to AMC in exchange for all of the Units owned by AMC in lieu of a cash payment.

* Based on 81,754,381 shares of Issuer’s outstanding Common Stock as reported in Issuer’s Quarterly Report on Form 10-Q, filed on May 9, 2022, for quarterly period ended March 31, 2022.

CUSIP No. 635309107	Page 4 of 6

Item 1 (a)	Name of Issuer: National CineMedia, Inc. (the “Issuer”)

Item 1 (b)	Address of Issuer's Principal Executive Offices:

6300 S. Syracuse Way, Suite 300

Centennial, CO 80111

Item 2(a)	Name of Person Filing:

AMC Entertainment Holdings, Inc.

American Multi-Cinema, Inc.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

See below.

Item 2(c)	Citizenship:

AMC Entertainment Holdings, Inc.

One AMC Way

1500 Ash Street

Leawood, KS 66211

Citizenship: Delaware

American Multi-Cinema, Inc.

One AMC Way

1500 Ash Street

Leawood, KS 66211

Citizenship: Missouri

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number: 635309107

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 40.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 635309107	Page 5 of 6

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,954,646 units of National CineMedia, LLC convertible into Issuer’s Common Stock on a one-for-one basis.

(b)	Percent of class: 6.8% (based on 81,754,381 shares of Issuer’s outstanding Common Stock as reported in Issuer’s Quarterly Report on Form 10-Q, filed on May 9, 2022, for quarterly period ended March 31, 2022)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,954,646

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,954,646

Item 5:	Ownership of Five Percent of Less Of A Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 635309107	Page 6 of 6

Item 10.	Certifications.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2022

AMC ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Edwin F. Gladbach
Name:	Edwin F. Gladbach
Title:	Vice President Legal & Asst. Secretary

AMERICAN MUTLI-CINEMA, INC.

By:	/s/ Edwin F. Gladbach
Name:	Edwin F. Gladbach
Title:	Vice President Legal & Asst. Secretary